1 Global Gaming Delivering Innovation, Growing Market Share, and Improving Margins Renato Ascoli | CEO, Global Gaming Nick Khin | COO, Global Gaming

2 Forward Looking Statements $13B $13B Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements do not guarantee future performance and speak only as of the date on which such statements are made. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this release are prepared under U.S. GAAP, unless otherwise noted. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, foreign exchange gain (loss), other non-operating expenses, depreciation, impairment losses, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income) and certain other non-recurring items. Adjusted EBITDA – discontinued operations represents income from discontinued operations (a GAAP measure) before income taxes, interest expense, depreciation and amortization, and gain on sale of discontinued operations. Adjusted EBITDA – combined represents Total Adjusted EBITDA plus EBITDA – discontinued operations. Management believes that the non-GAAP measures just mentioned are useful in providing period-to-period comparisons of the results of the Company’s ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash and equivalents. Cash and cash equivalents are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Prior to the disposal of the Italian B2C gaming businesses in the second quarter of 2021, management calculated the Net debt leverage ratio as the ratio of Net debt as of a particular balance sheet date to the LTM of Adjusted EBITDA – combined prior to such date. Management believes that Net debt leverage is a useful measure to assess our financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP financial measure that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rates used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures.

3 Key Messages 1 2 3 5 Large and attractive industry on a solid path to recovery Leading market position driven by innovation, diversified product portfolio, and strategic global footprint Seasoned leadership team with deep and broad industry experience Clear strategy to grow market share and revenue while improving margins Confident in delivering 10+% revenue CAGR and significant margin expansion in the 2022 – 2025 period 4

4 Sizable and Profitable Business with a Diversified Product Portfolio and Global Footprint Note: 2019 data presented except employee data which is as of December 31, 2021; units sold and installed base as reported, excluding Poker units; totals may not add due to rounding (1) Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details $1.6B 13% 26% ~42K ~50K ~4,400 2019 Revenue 2019 Operating Income Margin 2019 Adjusted EBITDA(1) Margin Annual Machine Unit Sales Global Installed Base Employees Revenue Profile (2019 shown as a pre-pandemic reference point) 51% 59% 49% 41% 2019 YTD '21 Service Product Sales 35% 29% 34% 40% 13% 13% 17% 18% 2019 YTD '21 Terminal Products Terminal Services Gaming Systems Other 70% 82% 30% 18% 2019 YTD '21 North America International

5 Large and Attractive B2B Market with Clear Path to Recovery 2019 Global Gaming Revenue ($B) By Geography and Product 85% of Industry Revenue from Sale or Lease of Gaming Machines Source: 2019 global gaming revenue estimate from Eilers & Krejcik Gaming; segmentation estimates by IGT based on multiple sources, including H2 Gaming Capital, GBGC, broker research, and company filings Market Growth Expectations • B2B market returns to pre- pandemic levels by 2023/2024 • ~1 year after B2C market recovery 4.1 3.0 0.7 0.4 1.5 2.6 1.6 1.4 0.2 0.5 0.2 0.2 North America International Total Market 3.5B 4.7B 8.2B Gaming Machines (Service) Gaming Machines (For Sale) Systems Tables

Market Leader in Key Products and Geographies

2019 Market Share by Geography

	North America	Latin America and the Caribbean	Western Europe	Australia and New Zealand
Estimated Revenue Market Share	~25%	~25%	~15%	~15%
# Ranking Position	#2	#1	#2	#2

2019 North America Market Positioning

#1 Player
- Poker
- Video Lottery Terminals
- CDS Washington
- WLA Participation (NY, RI, DE)

Podium Position
- Premium
- Core Video
- Mechanical Reel
- Systems

Industry Leader in North America Unit Shipments in 2019, 2020 and YTD'21

Source: IGT estimates based on multiple sources, including Eilers & Krejcik Gaming, H2 Gaming Capital, GBGC, broker research, and company filings

6

7 Sustainable Competitive Advantages Best-in-class cashless and payments solution Leadership team with deep industry experience Player-centric content portfolio Creative talent combined with global studio footprint Long history of innovation Global Gaming Competitive Advantages Comprehensive compliance Leading portfolio of games and IP

Leveraging Global Studio Footprint to Produce Industry-leading Content


Moncton (Canada)
VLT Excellence Center
Belgrade (Serbia)
Eastern Europe Excellence Center
Reno/Las Vegas (U.S.) Excellence Center
for Poker, Stepper and Premium Products
Graz (Austria)
Core Products Excellence Center
APAC Studios (Sydney, Beijing)
APAC Markets Excellence Center

Studio Leadership

193 yrs Experience in the industry

50% Female leaders

~70% Producers with top performing game ranking(1)

Studio Talent (Location)


59%
32%
9%
North America
Europe
APAC

Number of top performing titles from 2019 to June 2021(1)

- **18** Premium Lease
- **20** Core Video
- **27** Wide Area Progressive
- **79** Core Stepper

(1) Per Eilers & Krejcik Gaming research

8

9 Comprehensive Content Portfolio Attuned to Specific Product Verticals Strong Performing Content (select examples)Product Verticals Premium Core Video Lottery Terminals Specialty Markets (CDS & Class II)

Strong Leadership Team with 230+ Years Combined Industry Experience



Renato Ascoli
CEO Global Gaming



Victoria Armstrong
VP People & Transformation, Global Gaming



Rachel Barber
SVP & CTO Global Gaming and Lottery



Ken Bossingham
SVP Sales U.S., Mexico & Caribbean



Dubravka Burda
SVP Global Studios



David Flinn
VP South America & Canada



Drew Kelley
SVP & CFO Global Gaming



Nick Khin
COO Global Gaming



Mark MacCombie
SVP Sales EMEA



Dallas Orchard
SVP & COO APAC



Marco Tasso
SVP Global Manufacturing Operations & Services



Jim Vasquez
VP Supply Chain & Hardware Engineering

10

11 Accelerating Revenue and Profit Growth with a Well-defined Strategy GROW OPTIMIZE INNOVATE • Expand market share in North America Core Video • Grow global service revenues related to multi-level progressives (MLP) • Drive mechanical reel leadership with launch of DiamondRSTM cabinet • Expand in under-penetrated niches • Leverage Canada VLT replacement cycle and new operator market openings • Expand penetration in casino management systems • Operational excellence • Product simplification • Margin improvement • Deploy best-in-class new cabinets • Introduce innovative game features • Expand R&D for market-attuned content • Continuous upgrades of best-in-class systems solutions • Tap into additional revenue streams from payment solutions and IP pool

Commitment to Growth Supported by Strong Foundation and Pipeline

GROW

Core Video Market Share Evolution – North America (%)

~800 bps

Market Share Growth 2016-2021[1]

Core Video ASP – North America ($K)

~15K in 2016 → +20% → ~18K in 2021

Best-in-class Hardware


Wolf Run Gold

PeakSlant32™



PeakSlant49™

Proven Skills Across Studios

SPIELO GRAZ

Graz

CORE STUDIO

Reno

LIGHTHOUSE STUDIO

Las Vegas/ Reno

SPIELO BELGRADE

Belgrade

Each global studio delivered at least one superstar hit in last 3 years[2]

Disciplined Release

TEST BANK PROGRAM

50+ test partners in North America, including for MLP

Strong Cabinets, Content Offering, and Promising Pipeline to Further Grow Market Share and ASP

(1) Internal estimates
(2) Per Eilers & Krejcik Gaming research

12

13 Multi-level progressive growth helps offset removal of unsupported, low-yielding units; stabilization expected in 2022 net of one-offs (DE/RI adjustment, NY casino privatization) 2020 yield reduction driven by inactive units; multi-level progressive expansion driving yield growth Best-ever IGT content pipeline Multi-level Progressive Improvements Support Stabilization of Installed Base 2021 IGT Game Performance (vs. floor average) IGT North America Yield ($/day) IGT North America Installed Base (Units in ‘000s) 1.5x 2.0x 2.5x 3.0x Test bank discipline applied to multi-level progressives since 2020 GROW

14 Robust G2E Launch of New Content and Cabinets Upcoming New Titles / Key Features (select examples) MLP Core Video Mechanical Reels System G2E Cabinet Launches DiamondRSTM Next-generation mechanical reel Peak65TM Premium large- format cabinet INNOVATE Bonusing Resort Wallet™IGTPay™

Long Innovation History and Deep IP Portfolio Recognized by Numerous Industry Awards

INNOVATE

20+ Awards in the last 5 years

3.8K Gaming Patents

60 Patents on cashless & payments


WINNER
IGT


CASINO

GGB Gaming & Technology Awards 2021





GLOBAL GAMING AWARDS 2021

Casino Journal TOP 20 Most Innovative Gaming Technology Awards 2020

THE INTERNATIONAL GAMING AWARDS

GGB Gaming & Technology Awards Winner

Selection of IGT awards

"Product Innovation of the Year" (2021 Global Gaming Awards Las Vegas) for IGT Resort Wallet and IGTPay Cashless Technologies

"Best Consumer-Service Technology" (2021 GGB Gaming & Technology Awards) for CrystalBetting™ Terminal with multigame content

"Technology Provider of the Year Award" (2021 International Gaming Awards)

"Casino Supplier of the Year Award" (Global Gaming Awards London)

"Top 20 Most Innovative Gaming Technology Product Awards" (Casino Journal)

"Top 20 Most Innovative Gaming Technology Products Awards" for Sphinx 4D and Cardless Connect (Casino Journal)

"Slot Provider of the Year" (International Gaming Awards) and **"Best Slot Game"** for IGT's Fortune Coin (British Casino Awards)

"Best Consumer-Service Technology Award" for IGT Advantage (Global Gaming Business Magazine)

15

16 ✓ 1 wallet 1 step to sign in 1 transfer ✓ End-to-end supplier ✓ Attractive player experience: one step funding/one account ✓ Can leverage other IGT ADVANTAGE® products like Bonusing and Intelligent Offer ✓ Fully integrated external funding with IGTPay ✓ Can move quickly by deploying into existing customers installed base • Agnostic providers of cashless technologies • Requires integration with other casino management system (“CMS”) providers • Requires 2 accounts from Player (one for the CMS, one for the eWallet) • May produce a sub-standard player experience eWallet Providers • Requires integration with eWallet providers for external funding • Requires 2 accounts from Player (one for the CMS, one for the eWallet) • May produce a sub-standard player experience Casino Management System Providers Best-in-class, Fully Integrated Cashless Solution with Recurring Revenue Model Competitor Offerings (either/or) INNOVATE

OPtiMa Structural Cost Savings Program Driving Higher Profitability

OPTIMIZE

Gross Margin Recovery 2019-2021



Gross Profit Margin % Indexed to 2019
80+%
100
60
90
100
110
2019
2020
Q1'21
Q2'21
Q3'21

Key Efficiency Programs Implemented/Launched

Operational Excellence — 30%

- Manufacturing footprint: supply chain re-design to ensure more efficient cost profile and proximity to markets
- Low-value activities: relocation of non-core activities to lower cost countries with a proactive make/buy approach

Product Simplification and Optimization — 30%

- Content interoperability: develop content to run on a variety of cabinets
- Creative hub: game studios specialized based on market “affinity” with constant effort to acquire creative talent
- Technology processes: re-focus on lower cost locations where large talent pool is available

Margin Improvement — 40%

- Hardware lifecycle: phased introduction of cabinets by market to ensure most efficient capital allocation
- Real estate rationalization: leverage work from home experience to reduce real estate footprint
- Digital merchandising: Solutions that need not be replaced when changing content

17

2021-2025 Outlook: Solid Revenue Growth, Meaningful Margin Expansion

Financial Objectives

- Growth initiatives leading to 10+% revenue CAGR
- Streamlined SG&A on disciplined cost management
- R&D allocated to high return projects; strategic CapEx deployment
- Operating income growth driven by cost efficiencies (~40% of improvement)
- Operating income margin more than 2.0x pre-pandemic level



Global Gaming Revenue ($B)
2019-2025: 1%-2% CAGR
2021-2025: 11%-13% CAGR
$1.6
2019
$0.8
2020
~$1.1
2021E
~$1.7-$1.8
2025E
13%
NA
28-30%
OI Margin %

Note: All amounts presented reflect continuing operations

18

19 Key Messages 1 2 3 5 Large and attractive industry on a solid path to recovery Leading market position driven by innovation, diversified product portfolio, and strategic global footprint Seasoned leadership team with deep and broad industry experience Clear strategy to grow market share and revenue while improving margins Confident in delivering 10+% revenue CAGR and significant margin expansion in the 2022 – 2025 period 4

Appendix

21 Reconciliations of Non-GAAP Measures – FY’19 $ millions; all amounts reflect continuing operations For the year ended December 31, 2019 Global Gaming Operating income (loss) 222 Depreciation 167 Amortization - non-purchase accounting 7 Restructuring 2 Stock-based compensation 1 Other - Adjusted EBITDA 404